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                          Variable Annuity Amendment

Made a part of the Contract to which it is attached. ("this Contract")

The following definition shall be added to ARTICLE 1:

     1.36

     PERSISTENCY CREDIT--The additional amount credited to this Contract by LNL beginning three months after the 15th anniversary of the Contract Date and each subsequent three-month period thereafter. Persistency Credits are not considered Purchase Payments.

The following provision shall be added to ARTICLE 2:

     2.04 PERSISTENCY CREDIT

     A Persistency Credit, if one is determined to be payable according to the calculation described below, is paid into this Contract beginning three months after the 15th anniversary of the Contract Date and at the end of each subsequent three-month period thereafter. The amount of the Persistency Credit is calculated by multiplying the Contract Value, less any Purchase Payments that have not been invested in this Contract for a minimum of 15 years, by the quarterly Persistency Credit percentage of [0.05%].

     No additional charge will be assessed for the Persistency Credit. The Persistency Credit will be allocated to the Variable Sub-accounts and Fixed Sub-accounts of this Contract in proportion to the value in each Variable Sub-account and Fixed Sub-accounts at the time the Persistency Credit is paid into this Contract. The Persistency Credits will purchase Accumulation Units from the Variable Sub-accounts at the Accumulation Unit values as of the Valuation Date the Persistency Credits are paid into the Contract.

     If, upon the death of the Owner, the surviving spouse elects to continue this Contract as the new Owner, as described in Section 6.01 of this Contract, the Persistency Credit will be paid into this Contract as though the surviving spouse were the original Owner.

The language "and Persistency Credits (if any)" shall be added to part c.2. of the fourth paragraph of Section 5.02. The fourth paragraph as revised reads:

     For purposes of calculating the CDSC on withdrawals, LNL assumes that:

          a. The Free Amount will be withdrawn from Purchase Payments on a "first in-first out" (FIFO) basis.
          b. Prior to the [ninth] anniversary of the Contract Date, any amount withdrawn above the Free Amount during a Contract Year will be withdrawn in the following order:
               1.   from Purchase Payments (FIFO) until exhausted; then
               2.   from Earnings until exhausted; then
               3.   from Bonus Credits.
          c. On or after the [ninth] anniversary of this Contract Date, any amount withdrawn above the Free Amount during a Contract Year will be withdrawn in the following order:
               1. from Purchase Payments (FIFO) to which a CDSC no longer applies until exhausted; then
               2. from Earnings and Persistency Credits (if any) until exhausted; then
               3. from Bonus Credits paid into this Contract at the same time as Purchase Payments to which a CDSC no longer applies until exhausted; then
               4. from Purchase Payments (FIFO) to which a CDSC still applies until exhausted; then
               5. from Bonus Credits paid into this Contract at the same time as Purchase Payments to which a CDSC still applies.

                                     The Lincoln National Life Insurance Company

                                             /s/ Nancy J. Alford
                                                 Nancy J. Alford, Vice President

Form PCA30295 07/00